UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2013 (Report No. 1)

Commission File Number: 0-29452

RADCOM LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form:40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

EXHIBIT 99.2 OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13250, 333-111931, 333-123981 AND 333-190207) AND FORM F-3 (REGISTRATION STATEMENT NOS. 333-170512 AND 333-189111), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Press Release: “Radcom Calls Extraordinary General Meeting of Shareholders”, dated December 3, 2013.

Exhibit 99.2	Notice and Proxy Statement for Extraordinary General Meeting of Shareholders, to be held January 8, 2014.

Exhibit 99.3	Form of Proxy Card for Extraordinary General Meeting of Shareholders, to be held January 8, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: December 4, 2013	By:	/s/ Gilad Yehudai
	Name:	Gilad Yehudai
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number Exhibit 99.1	Description of Exhibit Press Release: “Radcom Calls Extraordinary General Meeting of Shareholders”, dated December 3, 2013.

Exhibit 99.2	Notice and Proxy Statement for Extraordinary General Meeting of Shareholders, to be held January 8, 2014.

Exhibit 99.3	Form of Proxy Card for Extraordinary General Meeting of Shareholders, to be held January 8, 2014.